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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule TO

                      Tender Offer Statement under Section
          14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                       American Precision Industries Inc.
                           (Name of Subject Company)

                           Alpha Acquisition I Corp.
                              Danaher Corporation

                        (Name of Filing Person--Offeror)

                  Common Stock, Par Value $0.66 2/3 Per Share
                        Preferred Share Purchase Rights

                         (Title of Class of Securities)

                                  029069 10 1
                     (CUSIP Number of Class of Securities)

                              Patrick W. Allender
                          Executive Vice President and
                            Chief Financial Officer
                              Danaher Corporation
                             1250 24th Street, N.W.
                             Washington, D.C. 20037
                           Telephone: (202) 828-0850

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                            Trevor S. Norwitz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                              51 West 52nd Street
                            New York, New York 10019
                           Telephone: (212) 403-1000

                           CALCULATION OF FILING FEE

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
           Transaction Valuation*                         Amount of Filing Fee
------------------------------------------------------------------------------
         $204,505,301                                           $40,902

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*   Based on the offer to purchase all of the outstanding shares of common stock of API at a purchase price of $19.25 cash per share and 7,300,000 shares issued and outstanding, outstanding options with respect to 1,725,818 shares, outstanding warrants with respect to 59,231 shares and Series B preferred shares convertible into 1,538,603 shares, in each case as of February 18, 2000.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid: None.
    Form or Registration No.: Not applicable.
    Filing Party: Not applicable.
    Date Filed: Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.
 Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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                               Page 1 of 4 Pages
                         Exhibit Index begins on Page 4

   This Tender Offer Statement on Schedule TO is filed by Danaher Corporation, a Delaware corporation ("Danaher"), and Alpha Acquisition I Corp., a Delaware corporation and a wholly-owned subsidiary of Danaher (the "Purchaser"). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.66 2/3 per share, including associated preferred share purchase rights (the "Shares"), of American Precision Industries Inc., a Delaware corporation ("API") at $19.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 24, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of February 15, 2000, among API, Danaher and the Purchaser, a copy of which is attached hereto as Exhibit (d)(1) hereto, the Confidentiality Agreement, dated September 20, 1999, between Danaher and API, a copy of which is attached as Exhibit (d)(2) hereto, the Support Agreement, dated as of February 15, 2000, among Mr. Holger Hjelm, Danaher and API, a copy of which is attached as Exhibit (d)(3) hereto, the Support Agreement, dated as of February 15, 2000, between Mr. Kurt Wiedenhaupt and Danaher, a copy of which is attached as Exhibit (d)(4) hereto, and the Consulting Agreement, dated as of February 15, 2000, between Mr. Wiedenhaupt and Danaher, a copy of which is attached as Exhibit (d)(5) hereto, are incorporated herein by reference with respect to Items 5 and 11 of Schedule TO.

Item 3. Identity and Background of Filing Person.

   None of Danaher, the Purchaser or, to the best knowledge of such corporations, any of the persons listed on Schedule I to the Offer of Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 10. Financial Statements of Certain Bidders.

   Not applicable.

Item 12. Exhibits.

 (a)(1) Offer to Purchase, dated February 24, 2000.
 (a)(2) Form of Letter of Transmittal.
 (a)(3) Form of Notice of Guaranteed Delivery.
 (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
 (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial
        Banks, Trust Companies and Other Nominees.
 (a)(6) Text of joint press release issued by Danaher and API dated February
        15, 2000.
 (a)(7) Guidelines for Certification of Taxpayer Identification Number on
        Substitute Form W-9.
 (a)(8) Form of summary advertisement dated February 24, 2000.
 (d)(1) Agreement and Plan of Merger, dated as of February 15, 2000, between
        Danaher, the Purchaser and API.
 (d)(2) Confidentiality Agreement, dated as of September 20, 1999, between
        Danaher and API.
 (d)(3) Support Agreement, dated as of February 15, 2000, among Holger Hjelm,
        Danaher and API.
 (d)(4) Support Agreement, dated as of February 15, 2000, between Kurt
        Wiedenhaupt and Danaher.
 (d)(5) Consulting Agreement, dated as of February 15, 2000, between Kurt
        Wiedenhaupt and Danaher.
 (g)    None.
 (h)    Not applicable.

Item 13. Information Required by Schedule 13E-3.

   Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2000

                                          Alpha Acquisition I Corp.

                                            /s/ Patrick W. Allender
                                          By __________________________________
                                            Name: Patrick W. Allender
                                            Title: Vice President

                                          Danaher Corporation

                                            /s/ Patrick W. Allender
                                          By __________________________________
                                            Name: Patrick W. Allender
                                            Title: Executive Vice President
                                                   and Chief Financial Officer

                                 EXHIBIT INDEX

 (a)(1) Offer to Purchase, dated February 24, 2000.

 (a)(2) Form of Letter of Transmittal.

 (a)(3) Form of Notice of Guaranteed Delivery.

 (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

 (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial
        Banks, Trust Companies and Other Nominees.

 (a)(6) Text of joint press release issued by Danaher and API dated February
        15, 2000.

 (a)(7) Guidelines for Certification of Taxpayer Identification Number on
        Substitute Form W-9.

 (a)(8) Form of summary advertisement dated February 24, 2000.

 (d)(1) Agreement and Plan of Merger, dated as of February 15, 2000, between
        Danaher, the Purchaser and API.

 (d)(2) Confidentiality Agreement, dated as of September 20, 1999, between
        Danaher and API.

 (d)(3) Support Agreement, dated as of February 15, 2000, among Holger Hjelm,
        Danaher and API.

 (d)(4) Support Agreement, dated as of February 15, 2000, between Kurt
        Wiedenhaupt and Danaher.

 (d)(5) Consulting Agreement, dated as of February 15, 2000, between Kurt
        Wiedenhaupt and Danaher.

 (g)    None.

 (h)    Not applicable.